Birmingham Steel Corporation 401(k) Plan

                 Financial Statements and Supplemental Schedule

        As of December 31, 2001 and 2000 and year ended December 31, 2001




                                    Contents

Report of Independent Auditors.......................................F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................F-2
Statement of Changes in Net Assets Available for Benefits............F-3
Notes to Financial Statements........................................F-4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......F-11







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                                      F-10
..........
                         Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Birmingham Steel Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

...................
...................                                  /s/ Ernst & Young LLP
June 3, 2002......
Birmingham, Alabama


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                    Birmingham Steel Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                   December 31
                                            2001                  2000
                                    --------------------- ---------------------
Assets
Investments, at fair value              $   68,419,483    $    76,878,943
Cash                                            73,803             76,967

Receivables:
   Employer contributions                      128,362            246,144
   Participant contributions                   308,710            565,360
                                    --------------------- ---------------------
                                               437,072            811,504
                                    --------------------- ---------------------
Net assets available for benefits       $   68,930,358    $    77,767,414
                                    ===================== =====================


See accompanying notes.




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                    Birmingham Steel Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions
Investment income:
   Interest and dividends                                          $ 4,431,963

Contributions:
   Employer match                                                    2,260,383
   Participants                                                      5,391,703
                                                         ---------------------
                                                                     7,652,086

Miscellaneous income                                                     4,230

Deductions
Net depreciation in fair value of investments                       (6,855,261)
Benefit payments to participants                                   (14,070,074)
                                                          --------------------
Net decrease                                                        (8,837,056)

Net assets available for benefits:
   Beginning of year                                                77,767,414
                                                          ---------------------
   End of year                                                    $ 68,930,358
                                                          =====================


See accompanying notes.

                    Birmingham Steel Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

The following description of Birmingham Steel Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Birmingham Steel Corporation and an affiliated company (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Company Contributions

The Company contributes 100% of the first 3 percent of eligible compensation that a participant contributes to the Plan. Each eligible participant may also receive an annual profit sharing contribution from the Company at its discretion. Additional profit sharing amounts may be contributed at the option of the Company's board of directors and are in the form of the Company's stock. The Company may, from time to time, change the method of determining its contributions.

Participant Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Upon enrollment, a participant may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options at any time.

                    Birmingham Steel Corporation 401(k) Plan

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results. Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of Company contributions are based on eligible annual compensation as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Cumulative forfeited non-vested accounts totaled $237,452 at December 31, 2001, all of which will be used to reduce future employer contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Merrill Lynch Trust Company (the Trustee). Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, death, disability or retirement, participants may receive either (a) a lump-sum amount equal to the vested value of his or her account, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the Committee).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. As further discussed in Note 8, the Company filed for chapter 11 bankruptcy protection on June 3, 2002 as part of its plan to sell substantially all of its assets to Nucor Corporation (Nucor). The Company and Nucor have not yet made a determination whether the Plan will be terminated or merged into Nucor's employee benefit plan. If the Plan is terminated, the participants' respective account balances will be distributed upon termination. However, if certain of the Company's employees become employees of Nucor, they may transfer their balances to Nucor's employee benefit plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2001, approximately 2.2% of the Plan's assets are invested in the common stock of the Company and approximately 97.8% of the Plan's assets are comprised of investments in mutual funds and collective trusts managed by the Trustee. The investment options are designed to provide participants with opportunities to diversify their investments. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the Trustee at any time.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

Fair value as determined by quoted market price:
   Mutual funds                                              $    (3,411,869)
   Common stock                                                   (3,443,392)
                                                          ---------------------
                                                             $    (6,855,261)
                                                          =====================

The fair value of individual investments (all of which are participant directed) that represent 5% or more of the Plan's net assets are as follows:

                                                            December 31
                                                       2001             2000
                                                 -------------    -------------
Merrill Lynch Retirement Presentation Trust      $  27,304,651    $  29,264,390
Merrill Lynch Basic Value Fund                      11,440,891       13,409,300
Merrill Lynch Balanced Capital Fund                  8,776,872       10,432,416
Merrill Lynch Small Capital Value Fund               3,722,092        3,136,167
Participant loans                                    5,006,691        5,719,876

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in Company common stock is as follows:

                                                              December 31
                                                         2001           2000
                                                    -------------   -----------
Investments, at fair value:
   Birmingham Steel Corp. common stock              $   1,501,637   $ 3,761,116
                                                    =============   ===========

Changes in net assets:
   Net depreciation in fair value of investment     $  (3,443,392)
   Interest                                                23,190
   Contributions                                          719,351
   Payments to participants                              (311,748)
   Miscellaneous expenses                                 (29,402)
   Transfers from participant-directed investments        782,522
                                                    -------------
                                                    $  (2,259,479)
                                                    =============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions with Parties-In-Interest

The Trustee executed all investment transactions for the year ended December 31, 2001. The Company has paid all legal and accounting fees of the Plan. All trustee fees were paid by the Plan.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31
                                                        2001          2000
                                                    -----------   ------------
Net assets available for benefits per
     the financial statements                       $68,930,358   $ 77,767,414
Amounts allocated to withdrawn participants              75,601         54,697
                                                    -----------   ------------
Net assets available for benefits per the
    Form 5500                                       $69,005,959   $ 77,712,717
                                                    ===========   ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                 December 31,
                                                                     2001
                                                                 -------------
Benefits paid to participants per the financial statements        $ 14,070,074
Add: Amounts allocated on Form 5500 to withdrawn participants
   at December 31, 2000                                                 75,601
Less: Amounts allocated on Form 5500 to withdrawn
   participants at December 31, 1999                                   (54,697)
                                                                 --------------
Benefits paid to participants per the Form 5500                  $  14,090,978
                                                                 ==============

Amounts allocated to withdrawn participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

8.  Subsequent Events

The Company filed for chapter 11 bankruptcy protection on June 3, 2002 as part of its plan to sell substantially all of its assets to Nucor Corporation. The Company has executed a definitive agreement with Nucor Corporation to sell substantially all of the assets of the Company for $615 million in cash. The Company and its secured lenders have negotiated a pre-arranged Chapter 11 plan agreement which provides for the secured lenders to pay a portion of the sales proceeds to unsecured creditors and $15 million, or approximately $.47 per share, to shareholders.








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                    Birmingham Steel Corporation 401(k) Plan

                        (EIN: 13-3213634) (Plan No.: 001)
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001



                                      F-11

                            (c) Description of Investment,
                                Investment, including
     (b) Identity of Issue,     maturity date, rate of
       Borrower, Lessor,or      interest, collateral,par  (e)Current
(a)      Similar Party          of maturity value             Value    (d) Cost
--- ----------------------- ---------------------------  ----------- -----------
 *  Birmingham Steel Corp.  Common stock                 $16,112,101 $ 1,501,637
 *  Merrill Lynch Trust Co. Retirement Preservation
                              Trust         **            27,304,651
                            Basic Value Fund                      **  11,440,891
                            Small Cap Value Fund                  **   3,722,092
                            Equity Index Trust                    **   3,105,487
                            Global Allocation Fund                **   2,147,439
                            Fundamental Growth Fund               **     779,355
                            Balanced Capital Fund                 **   8,776,872
    PIMCO                   Total Return Fund                     **     747,007
    Ivy                     International Fund                    **         481
    Engemann                Small & Mid-Cap Growth Fund           **     235,415
    Van Kampen              Emerging Growth Fund                  **     756,090
                            Comstock Fund                         **     304,615
    John Hancock            Technology Fund                       **     462,036
    Dreyfus                 Small Cap Fund                        **      60,518
    Davis                   NY Venture Fund                       **     662,327
    MFS                     Utilities Fund                        **     154,718
    Alger                   Capital Appreciation
                              Retirement Portfolio                **     501,957
    Participant loans       Interest rate is 9.5%                 **   5,006,691
    Quest                   Balanced Value Fund                   **      70,623
    Pilgrim                 International Value Fund              **     369,127
    Oakmark                 Select Fund                           **     309,454
                                                                     -----------
                                                                     $68,419,483
                                                                     ===========

* Indicates party-in-interest

** Information has not been presented because these investments are participant-directed.


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                              Supplemental Schedule